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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
                                 (RULE 14D-100)

                               AMENDMENT NO. 2 TO
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         DUCK HEAD APPAREL COMPANY, INC.
                            (Name of Subject Company)

                              HB ACQUISITION CORP.
                      TROPICAL SPORTSWEAR INT'L CORPORATION
                                   (Offerors)

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                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

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                                   26410P 10 3
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                      (CUSIP Number of Class of Securities)

                                  MICHAEL KAGAN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                      TROPICAL SPORTSWEAR INT'L CORPORATION
                              4902 W. WATERS AVENUE
                            TAMPA, FLORIDA 33634-1302
                            TELEPHONE: (813) 249-4900
                     (Name, address and telephone number of
             person authorized to receive notices and communications
                          on behalf of filing persons)

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                                   COPIES TO:
                             STEPHEN A. OPLER, ESQ.
                                ALSTON & BIRD LLP
                               ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                                ATLANTA, GA 30309
                            TELEPHONE: (404) 881-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                                  TENDER OFFER

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), and HB Acquisition Corp., a Georgia corporation and an indirect, wholly-owned subsidiary of TSI ("HB Acquisition"), on July 11, 2001, (as amended, the "Schedule TO"), relating to the offer to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Duck Head Apparel Company, Inc., a Georgia corporation ("Duck Head"), at $4.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of July 11, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"), copies of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibits (a)(l) and (a)(2).

ITEMS 1 THROUGH 9 AND 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

As previously reported, on or before August 6, 2001, TSI had the right to terminate the tender offer and the merger agreement if TSI had not been satisfied in its reasonable discretion, exercised in good faith, with the results of its due diligence review of information concerning Duck Head and its business. As of August 7, 2001, TSI's offer is no longer subject to this condition. The offer is scheduled to expire at 12:00 midnight, Eastern Time, on August 8, 2001. On August 7, 2001, TSI and Duck Head issued a joint press release announcing the expiration of the due diligence condition, a copy of which is filed as Exhibit (a)(11) to the Schedule TO.

Subject to the other conditions to closing the offer, TSI expects to accept shares for payment promptly thereafter.

Forward-looking statements contained in the Schedule TO, including press releases and the Offer to Purchase, are not protected by the safe harbor provisions set forth in the Private Securities Litigation Reform Act of 1995.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(11)  Text of Press Release issued by TSI and Duck Head on August 7, 2001.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2001

                                HB ACQUISITION CORP.


                                By:    /s/ Michael Kagan
                                    --------------------------------------------
                                Name:  Michael Kagan
                                Title: President


                                TROPICAL SPORTSWEAR INT'L CORPORATION


                                By:    /s/ Michael Kagan
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                                Name:  Michael Kagan
                                Title: Executive Vice President and Chief
                                       Financial Officer